Exhibit 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

MARLIN BUSINESS SERVICES CORP.

(A Pennsylvania Corporation)

The Articles of Incorporation of Marlin Business Services Corp. are hereby amended and restated in their entirety to read as follows:

FIRST:    Corporate Name. The name of the corporation shall be Marlin Business Services Corp. (hereinafter referred to as the “Corporation”).

SECOND:    Registered Office. The location and post office address of the registered office of the Corporation in the Commonwealth of Pennsylvania is 2595 Interstate Drive, Suite 103, Harrisburg, PA 17110.

THIRD:    Original Incorporation. The Corporation was incorporated under the provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the “Pennsylvania BCL”), under the name Marlin Business Services Corp. The date of its incorporation was August 5, 2003.

FOURTH:    Method of Adoption. These Amended and Restated Articles of Incorporation were duly adopted by the vote of the sole shareholder of the Corporation in accordance with Sections 1914 and 1915 of the Pennsylvania BCL.

FIFTH:    Corporate Purposes. The purpose for which the Corporation is organized is to engage in any and all lawful acts and activity for which corporations may be organized under the Pennsylvania BCL.

SIXTH:    Corporate Existence. The term of existence of the Corporation is perpetual.

SEVENTH:    Capital Stock. The aggregate number of shares which the Corporation shall have authority to issue is 1,000 shares of common stock, par value $0.01 per share (the “Common Stock”).

EIGHTH:    Certificated and Uncertificated Shares. Any or all classes and series of shares, or any part thereof, may be represented by certificated or uncertificated shares, as provided under the Pennsylvania BCL.

NINTH:    Personal Liability of Directors and Officers. To the fullest extent that the laws of the Commonwealth of Pennsylvania, as now in effect or as hereafter amended, permit elimination or limitation of the liability of directors, no director of the Corporation shall be personally liable for monetary damages as such for any action taken, or any failure to take any action, as a director. The provisions of this Article shall be deemed to be a contract with each director of the Corporation who serves as such at any time while this Article is in effect and each such director shall be deemed to be so serving in reliance on the provisions of this Article. Any amendment or repeal of this Article or adoption of any Bylaw or provision of the Articles of the Corporation which has the effect of increasing director liability shall operate prospectively only and shall not have any effect with respect to any action taken, or any failure to act, by a director prior thereto.

TENTH:    Indemnification of, and Advancement of Expenses. (a) Except as prohibited by law, every director and officer of the Corporation shall be entitled as of right to be indemnified by the Corporation against expenses and any liabilities paid or incurred by such person in connection with any actual or threatened claim, action, suit or proceeding, civil, criminal, administrative, investigative or other, whether brought by or in the right of the Corporation or otherwise, in which he or she may be involved in any manner, as a party, witness or otherwise, or is threatened to be made so involved, by reason of such person being or having been a director or officer of the Corporation or of a subsidiary of the Corporation or by reason of the fact that such person is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or other representative of another company, partnership, joint venture, trust, employee benefit plan or other entity (such claim, action, suit or proceeding hereinafter being referred to as an “Action”) to the fullest extent permitted under the Pennsylvania BCL. Such right shall be a contract right and as such shall run to the benefit of any director or officer who is elected and accepts the position of director or officer of the Corporation or elects to continue to serve as a director or officer of the Corporation while this Article is in effect. Any repeal or amendment of this Article shall be prospective only and shall not limit the rights of any such director or officer or the obligations of the Corporation with respect to any claim arising from or related to the services of such director or officer in any of the foregoing capacities prior to any such repeal or amendment to this Article. Persons who are not directors or officers of the Corporation may be similarly indemnified in respect of service to the Corporation or to another such entity at the request of the Corporation to the extent the Board of Directors at any time denominates any of such persons as entitled to the benefits of this Article. Without limiting the generality of the foregoing, to the extent permitted by then applicable law, the grant of mandatory indemnification pursuant to this Article shall extend to proceedings involving the negligence of such person. As used in this Article, “indemnitee” shall include each director and officer of the Corporation and each other person denominated by the Board of Directors as entitled to the benefits of this Article, “expenses” shall mean all expenses actually and reasonably incurred, including fees and expenses of counsel selected by an indemnitee, and “liabilities” shall mean amounts of judgments, excise taxes, fines, penalties and amounts paid in settlement.

(b)     Right to Advancement of Expenses. Every indemnitee shall be entitled as of right to have his or her expenses in investigating or defending any Action paid in advance by the Corporation prior to final disposition of such Action, provided that the Corporation receives a written undertaking by or on behalf of the indemnitee to repay the amount advanced if it should ultimately be determined that the indemnitee is not entitled to be indemnified for such expenses.

(c)     Additional Rights. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification or advancement of costs of defense is not permitted under the Pennsylvania BCL, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or shareholders) to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the claimant is permissible in the circumstances nor an actual determination by the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or shareholders) that such indemnification or advancement is not permissible shall be a defense to the action or create a presumption that such indemnification or advancement is not permissible. In the event of the death of any person having a right of indemnification under the foregoing provisions, such right shall inure to the benefit of his or her heirs, executors, administrators, and personal representatives. The rights conferred above shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, bylaw, resolution of shareholders or directors, agreement, or otherwise.

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